UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

RING ENERGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

76680V108
(CUSIP Number)

Dr. Simon G. Kukes
575 N. Dairy Ashford
Energy Center II, Suite 210
Houston, Texas 77079
Telephone: (713) 969-5027
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 76680V108	Schedule 13D	Page 2 of 8

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Dr. Simon G. Kukes

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[x]
(b)[]

| 3 |	SEC Use Only

| 4 |	Source of Funds
PF

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States Citizen

| 7 | Sole Voting Power
5,500,000 shares of Common Stock

Number of Shares	| 8 | Shared Voting Power
Beneficially	-0-
Owned by Each
Reporting	| 9 | Sole Dispositive Power
Person With	5,500,000 shares of Common Stock

| 10 | Shared Dispositive Power
-0-

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
5,500,000 shares of Common Stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
Not applicable.

| 13 |	Percent of Class Represented by Amount in Row (11)
8.1% of the Issuer’s outstanding Common Stock(1)

| 14 |	Type of Reporting Person
IN

(1) Based on the number of outstanding shares of Common Stock set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, as filed with the Securities and Exchange Commission on August 7, 2019.

Cusip No. 76680V108	Schedule 13D	Page 3 of 8

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Mr. John J. Scelfo

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[x]
(b)[]

| 3 |	SEC Use Only

| 4 |	Source of Funds
PF

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States Citizen

| 7 | Sole Voting Power
23,000 shares of Common Stock

Number of Shares	| 8 | Shared Voting Power
Beneficially	-0-
Owned by Each
Reporting	| 9 | Sole Dispositive Power
Person With	23,000 shares of Common Stock

| 10 | Shared Dispositive Power
-0-

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
23,000 shares of Common Stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
Not applicable.

| 13 |	Percent of Class Represented by Amount in Row (11)
*% of the Issuer’s outstanding Common Stock(1)

| 14 |	Type of Reporting Person
IN

* Less than 0.1%.
(1) Based on the number of outstanding shares of Common Stock set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, as filed with the Securities and Exchange Commission on August 7, 2019.

Cusip No. 76680V108	Schedule 13D	Page 4 of 8

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Ivar Siem

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[x]
(b)[]

| 3 |	SEC Use Only

| 4 |	Source of Funds
PF

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
Norwegian Citizen

| 7 | Sole Voting Power
14,000(#) shares of Common Stock

Number of Shares	| 8 | Shared Voting Power
Beneficially	-0-
Owned by Each
Reporting	| 9 | Sole Dispositive Power
Person With	14,000(#) shares of Common Stock

| 10 | Shared Dispositive Power
-0-

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
14,000(#) shares of Common Stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
Not applicable.

| 13 |	Percent of Class Represented by Amount in Row (11)
*% of the Issuer’s outstanding Common Stock(1)

| 14 |	Type of Reporting Person
IN

* Less than 0.1%.
(#) Includes 12,000 shares held in a joint account with Mr. Siem’s spouse.
(1) Based on the number of outstanding shares of Common Stock set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, as filed with the Securities and Exchange Commission on August 7, 2019.

Cusip No. 76680V108	Schedule 13D	Page 5 of 8

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

J. Douglas Schick

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[x]
(b)[]

| 3 |	SEC Use Only

| 4 |	Source of Funds
PF

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States Citizen

| 7 | Sole Voting Power
7,500 shares of Common Stock

Number of Shares	| 8 | Shared Voting Power
Beneficially	-0-
Owned by Each
Reporting	| 9 | Sole Dispositive Power
Person With	7,500 shares of Common Stock

| 10 | Shared Dispositive Power
-0-

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
7,500 shares of Common Stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
Not applicable.

| 13 |	Percent of Class Represented by Amount in Row (11)
*% of the Issuer’s outstanding Common Stock(1)

| 14 |	Type of Reporting Person
IN

* Less than 0.1%.
 (1) Based on the number of outstanding shares of Common Stock set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, as filed with the Securities and Exchange Commission on August 7, 2019.

Cusip No. 76680V108	Schedule 13D	Page 6 of 8

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (“Common Stock”) of Ring Energy, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 901 West Wall St. 3rd Floor, Midland, Texas 79701.

Item 2. Identity and Background

(a)           This statement is filed by:

(i)            Dr. Simon G. Kukes (“Kukes”). Kukes is the Chief Executive Officer and a member of the Board of Directors of PEDEVCO Corp. (“PEDEVCO”).

(ii)           Mr. John J. Scelfo (“Scelfo”). Scelfo currently serves as principal and owner of JJS Capital Group, a Fort Lauderdale, Florida-based investment company (“JJS”). Scelfo is also a member of the Board of Directors of PEDEVCO.

(iii)          Mr. Ivar Siem (“Siem”). Siem currently serves as the Chairman of American Resources Offshore, Inc. (“American”). Siem is also a member of the Board of Directors of PEDEVCO.

(iv)           Mr. J. Douglas Schick (“Schick”). Schick is the President of PEDEVCO.

Each of Kukes, Scelfo, Siem and Schick are referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)           The principal business address of:

(i)           Kukes, Siem and Schick is 575 N. Dairy Ashford, Energy Center II, Suite 210, Houston, Texas 77079; and

(ii)           Scelfo is 10 S New River Drive E. #108, Fort Lauderdale, FL 33301.

(c)           The principal occupation of:

(i) Kukes is the Chief Executive Officer of PEDEVCO, an oil and gas exploration and development company, which has the principal business address set forth above under Item 2(b)(i);

(ii) Scelfo is the principal of JJS, a family office focused on the acquisition and growth of distressed assets along the Eastern Coast of the United States, which has the principal business address set forth above under Item 2(b)(ii);

(iii) Siem is the Chairman of American, an independent oil and gas company focused on exploitation of underdeveloped assets, which has the principal business address set forth above under Item 2(b)(i); and

(iv) Schick is the President of PEDEVCO, an oil and gas exploration and development company, which has the principal business address set forth above under Item 2(b)(i).

(d)           The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cusip No. 76680V108	Schedule 13D	Page 7 of 8

(f)           Kukes, Schick and Scelfo are citizens of the United States, and Siem is a citizen of Norway.

Item 3. Source of Amount of Funds or Other Compensation

The Reporting Persons beneficially own an aggregate of 5,544,500 shares of Common Stock (the “Shares”), all of which were purchased by the Reporting Persons in open market transactions, for an aggregate of approximately $11.4 million.

The source of funding for the purchase of the Common Stock held by the Reporting Persons was the personal funds of the respective purchasers.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares in the belief that the Shares were undervalued. The Reporting Persons have spoken to, and intend to continue to speak with, representatives of the Issuer’s board of directors and management to discuss enhancing shareholder value and the potential for undertaking a mutually beneficial transaction between the Issuer and PEDEVCO (the “Potential Transaction”). Notwithstanding the above, no agreements or understandings, whether binding, non-binding, definitive or preliminary, have been entered into between any of the Reporting Persons, PEDEVCO or the Issuer, involving a Potential Transaction to date. Such discussions have only been very preliminary and nothing may ever come from such discussions.

The Reporting Persons believe the board of directors of the Issuer should conduct a strategic process to comprehensively assess the synergies, cost savings and benefits associated with a Potential Transaction and believe that shareholder value of the Issuer might be best served, and enhanced, by entering into a Potential Transaction.

The Reporting Persons are considering all their options and, while they have no present plan to do so (except as otherwise disclosed in this Item 4), they reserve the right and are considering whether to propose other transactions which relate to or would result in one or more of the actions specified in clauses (a) through (f) or (j) (as relates to (a) through (f)) of Item 4 of Schedule 13D. The Reporting persons have no present plan to propose any transaction which relates or would result in one or more of the actions specified in clauses (g) through (i) or (j) (as relates to (g) through (i)) of Item 4 of Schedule 13D.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer and/or its affiliates (collectively, “Securities”) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

(a)
As of the close of business on October 18, 2019, the Reporting Persons together beneficially own in aggregate 5,544,500 shares of Common Stock representing 8.18% of the 67,811,111 shares of the Issuer’s issued and outstanding Common Stock, based on the number of outstanding shares of Common Stock set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, as filed with the Securities and Exchange Commission on August 7, 2019.

(b)
Kukes has the sole power to vote and dispose of 5,500,000 shares of Common Stock reported in this Schedule 13D beneficially owned by Kukes; Scelfo has the sole power to vote and dispose of 23,000 shares of Common Stock reported in this Schedule 13D beneficially owned by Scelfo; Siem has the sole power to vote and dispose of 14,000 shares of Common Stock reported in this Schedule 13D beneficially owned by Siem (notwithstanding the 12,000 shares held in a joint account with his spouse); and Schick has the sole power to vote and dispose of 7,500 shares of Common Stock reported in this Schedule 13D beneficially owned by Schick.

(c)
The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. All transactions represent the purchases of Common Stock in open market transactions.Name of Reporting PersonDate of TransactionAmount of Securities AcquiredAverage Price Per Share ($)Mr. Ivar Siem10/1/20192,0001.52Dr. Simon Kukes10/15/20191,223,1801.40Dr. Simon Kukes10/16/20191,869,9821.58Dr. Simon Kukes10/17/20191,038,5791.80

Name of Reporting Person	Date of Transaction	Amount of Securities Acquired	Average Price Per Share ($)
Mr. Ivar Siem	10/1/2019	2,000	1.52
Dr. Simon Kukes	10/15/2019	1,223,180	1.40
Dr. Simon Kukes	10/16/2019	1,869,982	1.58
Dr. Simon Kukes	10/17/2019	1,038,579	1.80

Cusip No. 76680V108	Schedule 13D	Page 8 of 8

(d)
No other person has the right to receive or the power to vote or to direct the vote, or to dispose or direct the disposition, of sale of the securities beneficially owned by the Reporting Persons as described in Item 5(a), above.

(e)	N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement by and among Dr. Simon G. Kukes, Mr. John J. Scelfo, Mr. Ivar Siem and Mr. J. Douglas Schick dated October 18, 2019

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2019 /s/ Dr. Simon G. Kukes
Dr. Simon G. Kukes

Dated: October 18, 2019 /s/ Mr. John J. Scelfo
Mr. John J. Scelfo

Dated: October 18, 2019 /s/ Mr. Ivar Siem
Mr. Ivar Siem

Dated: October 18, 2019 /s/ Mr. J. Douglas Schick
Mr. J. Douglas Schick

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.